UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _________ to _________

Commission file number 001-32576

A.Full title of the plan and the address of the plan, if different from that of the issuer named below:

ITC Savings & Investment Plan

27175 Energy Way
Novi, MI 48377

B.Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Fortis Inc.
Fortis Place, Suite 1100
5 Springdale Street
St. John’s, Newfoundland and Labrador
Canada, A1E 0E4

ITC SAVINGS & INVESTMENT PLAN
TABLE OF CONTENTS

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and the Plan Administrator of ITC Savings & Investment Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of ITC Savings & Investment Plan (the “Plan”) as of December 31, 2024 and 2023, the related statement of changes in net assets available for benefits year ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024 and 2023, and the changes in net assets available for benefits for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Schedule

The supplemental schedule of Assets (Held at end of year) as of December 31, 2024, have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including their form and content, is presented in compliance with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Deloitte & Touche LLP

Detroit, Michigan
June 17, 2025

We have served as the Plan’s auditor since at least 2005; however, an earlier year could not be reliably determined.

ITC SAVINGS & INVESTMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2024 AND 2023

	2024	2023
ASSETS:
Participant-directed investments at fair value	$371,935,502	$305,602,215
Receivables:
Notes receivable from participants	2,562,206	2,581,828
Employer contributions	1,069,636	950,063
Total receivables	3,631,842	3,531,891
Total Assets	375,567,344	309,134,106

LIABILITIES:
Excess contributions payable	—	124,275

NET ASSETS AVAILABLE FOR BENEFITS	$375,567,344	$309,009,831
See notes to financial statements.

ITC SAVINGS & INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2024

CONTRIBUTIONS:
Participant contributions	$15,511,035
Employer contributions	7,356,778
Total contributions	22,867,813

NET INVESTMENT INCOME:
Net appreciation in fair value of investments	52,765,079
Dividends and interest income	8,303,382
Net investment income	61,068,461

DEDUCTIONS:
Benefits paid to participants	17,332,350
Administrative expenses, net	46,411
Total deductions	17,378,761

INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	66,557,513

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	309,009,831
End of year	$375,567,344
See notes to financial statements.

ITC SAVINGS & INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2024 AND 2023 AND FOR THE YEAR ENDED DECEMBER 31, 2024
1. DESCRIPTION OF THE PLAN
The following description of the ITC Savings & Investment Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.
General
The Plan is a defined contribution plan covering substantially all employees of ITC Holdings Corp. (“ITC Holdings,” or together with its subsidiaries, “ITC”) and select FortisUS Inc. employees. International Transmission Company, a wholly-owned subsidiary of ITC Holdings, is the plan sponsor. The ITC Retirement Benefits Board (“RBB”) controls and manages the operation and administration of the Plan. Fidelity Management Trust Company (the “Trustee”) serves as the trustee and Fidelity Workplace Services LLC is the recordkeeper of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Contributions
Each year, participants may contribute up to 75% of their eligible compensation, as defined in the Plan, subject to certain Internal Revenue Code (the “IRC”) limitations. Participants’ contributions are withheld from the participants’ eligible compensation on a pre-tax, after-tax, or Roth after-tax basis. ITC provides a matching contribution of 100% of the first 4% of eligible compensation and 50% of the next 4% of eligible compensation that a participant contributes to the Plan. Participants may also contribute amounts representing distributions from other qualified defined contribution plans.
Participant Accounts
Individual accounts are maintained for each Plan participant. Each participant’s account is increased for any participant contribution, ITC’s matching contributions, an allocation of the Plan’s investment earnings, and revenue sharing. Additionally, each participant’s account is charged with withdrawals, administrative fees, and an allocation of the Plan’s investment losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Investments
Participants direct the investment of their contributions and ITC’s contributions into various investment options offered by the Plan and may change investments and transfer amounts between funds daily. The Plan currently offers mutual funds, including target retirement date funds, a common collective trust fund, and Fortis Inc. common stock (beginning in 2024) as investment options for participants. Participants also have the option to invest, through a self-directed brokerage account, in a variety of investments including individual stocks, bonds, mutual funds, and other investments beyond those offered directly by the Plan.
Vesting
Participants are vested immediately in all amounts credited to their accounts.
Notes Receivable from Participants
Participants may borrow from their fund accounts at a minimum of $1,000 up to a maximum of $50,000 or 50% of their account balance during the prior twelve-month period, whichever is less. Participants may only have two loans outstanding at any given time. Once any loan is paid in full, participants have a 180-day waiting period between loans. The notes are secured by the balance in the participant’s account and bear interest at rates determined by the plan administrator based on the prevailing interest rates charged by financial institutions for loans, which would be made under similar circumstances. The interest rate remains fixed throughout the duration of the note. Principal and interest are paid ratably through payroll deductions and participants can pay down additional principal via check or ACH. Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes are recorded as distributions based on the terms of the Plan document.

Notes receivable from participants under the Plan mature during the period of 2025 through 2034 and carry interest rates ranging from 5.25% to 10.50%.
Payment of Benefits
Upon death, disability, retirement, termination of service, or upon reaching age 59 ½, a participant or participant’s beneficiary may generally elect to receive either a lump-sum amount equal to the value of the participant’s account balance or substantially equal installment distributions over a period of time equal to the participant’s account balance. In addition, a participant may apply to receive a hardship withdrawal, subject to penalty, or apply to withdraw funds in certain limited circumstances without penalty.
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).
Use of Estimates
The preparation of financial statements in accordance with GAAP requires management to use estimates and assumptions that impact the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results may differ from these estimates.
Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the value of the participants’ account balances that are reported in the financial statements.
Investment Valuation and Income Recognition
The Plan’s investments consist of publicly traded mutual funds, self-directed brokerage accounts, a common collective trust fund, and Fortis Inc. common stock. The Plan's investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The publicly-traded mutual funds and substantially all the self-directed brokerage accounts’ underlying assets are recorded at fair value based on observable trades for identical securities in an active market. A small portion of the self-directed brokerage accounts’ underlying assets are certificates of deposit or government bonds, which are measured based on observable inputs (other than quoted prices in active markets).
The common collective trust fund, which is a stable value fund that invests primarily in fully benefit-responsive investments, is a fund for which fair value is determined using the net asset value practical expedient. In the determination of the common collective trust fund’s net asset value, the relevant measurement for the fully benefit-responsive investments held by the common collective trust is contract value, which represents invested principal plus accrued interest. The net asset value of the fund represents fair value since this is the net asset value at which the Plan transacts with the fund. As of December 31, 2024 and 2023, there were no unfunded commitments for the common collective trust and this investment offered daily liquidity. If the Plan initiates a full redemption of the common collective trust fund, the issuer reserves the right to require 12 months’ notification in order to ensure that securities liquidations will be carried out in an orderly business manner.

Certain market value events may limit the ability of the stable value fund to transact at contract value; such events are outside the normal operation of the fund and may include but are not limited to: fund administration amendments or changes, merger or consolidation of investors, group terminations or layoffs, implementation of an early retirement program, termination or partial termination of the fund, failure to meet certain tax qualifications, participant communication that is designed to influence participants to not invest in the fund, transfers to competing options without meeting the equity wash provisions of the fund, and plan sponsor withdrawals without the appropriate notice to the fund and/or issue. The occurrence of each of these events that would limit the Plan’s ability to transact at contract value with participants in the Plan is not probable of occurring.
Fortis Inc. common stock is valued at the closing market price reported on the New York Stock Exchange. The Fortis Inc. common stock fund is comprised of shares of Fortis Inc. common stock as well as cash and cash equivalents to facilitate execution of daily transactions.
Purchases and sales of securities are recorded on a trade-date basis, interest income is recorded on the accrual basis, dividends are recorded on the ex-dividend date, and net appreciation (depreciation) includes the Plan's gains and losses on investments bought and sold as well as held during the year.
Expenses
Administrative expenses of $17.25 per participant are deducted from participant accounts with balances greater than $3,000 each calendar quarter. Participants also pay administrative fees for loans, distributions, and investment management services. Management fees and operating expenses charged to the Plan for investments are deducted from income earned on a daily basis and are not separately reflected. Consequently, investment management fees and operating expenses are reflected as a reduction of investment return for such investments.
The Plan has a revenue-sharing agreement whereby certain investment managers return a portion of the investment fees to the record keeper to offset the Plan’s administrative expenses. Administrative expenses are directly billed to each participant; therefore, the revenue sharing is returned to plan participants.
Payment of Benefits
Benefit payments to participants are recorded upon distribution. As of December 31, 2024 and 2023, there were no amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid.
Excess Contributions Payable
Amounts payable to participants for contributions in excess of amounts allowed by the Internal Revenue Service are recorded as a liability with a corresponding reduction to contributions. The Plan is required to return contributions received during the Plan year in excess of the IRC limits. The Plan distributed the excess contributions as of December 31, 2023 to the applicable participants before June 30, 2024. There were no excess contributions due to participants as of December 31, 2024.
Subsequent Events
Management has evaluated the impact of events and transactions that occurred after December 31, 2024, up to June 17, 2025, the date these financial statements were issued, for potential recognition or disclosure in the financial statements. The financial statements include all necessary adjustments and disclosures resulting from these evaluations.
3. FAIR VALUE MEASUREMENTS
Accounting Standards Codification (“ASC”) 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The measurement of fair value is based on a three-tier hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets for identical assets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period. For the years ended December 31, 2024 and 2023, there were no transfers between levels.
The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2024 and 2023:

	Fair Value Measurements at December 31, 2024, Using
	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs	Total
	(Level 1)	(Level 2)	(Level 3)
Mutual funds	$354,025,057	$—	$—	$354,025,057
Self-directed brokerage accounts (a)	13,145,940	155,534	—	13,301,474
Fortis Inc. common stock	371,645	—	—	371,645
Total assets in the fair value hierarchy	367,542,642	155,534	—	367,698,176
Common collective trust fund (b)	—	—	—	4,237,326
Investments at fair value	$367,542,642	$155,534	$—	$371,935,502

	Fair Value Measurements at December 31, 2023, Using
	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs	Total
	(Level 1)	(Level 2)	(Level 3)
Mutual funds	$291,419,347	$—	$—	$291,419,347
Self-directed brokerage accounts (a)	9,467,000	148,708	—	9,615,708
Total assets in the fair value hierarchy	300,886,347	148,708	—	301,035,055
Common collective trust fund (b)	—	—	—	4,567,160
Investments at fair value	$300,886,347	$148,708	$—	$305,602,215
(a)    The self-directed brokerage accounts contain investments in a variety of categories including common stock and money market funds which are classified as level 1 investments, and certificates of deposit and government bonds which are classified as level 2 investments. The certificates of deposit are carried at amortized cost, which approximates fair value.
(b)    The common collective trust fund is measured at fair value using the net asset value per share practical expedient and has not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the investments presented at fair value in the statement of net assets available for benefits.
4. RELATED PARTY AND EXEMPT PARTY-IN-INTEREST TRANSACTIONS
Certain Plan investments are shares of investment funds, including mutual funds such as target retirement date funds, a money market mutual fund, and common stock of Fortis Inc., the parent company of the plan sponsor. All of the Plan investments are managed by the Trustee and therefore these transactions qualify as exempt party-in-interest transactions. During 2024, ITC reimbursed Fortis Inc. for expenses incurred totaling $31,002 associated with adding Fortis Inc. common stock to the Plan.
Revenue sharing of $80,131 and administrative expenses paid by the Plan of $126,542 for the year ended December 31, 2024 were allocated by investment to participant accounts and included as an increase and reduction, respectively, to each fund. For the year ended December 31, 2023, revenue sharing and administrative expenses paid by the Plan were $79,028 and $152,354, respectively. The revenue sharing is treated as a reduction of expenses paid by the Plan and, therefore, it is netted within administrative expenses on the statement of changes in net assets available for benefits.

As of December 31, 2024, the Plan held 8,916 shares of Fortis Inc. common stock with a cost basis of $391,233. During the year ended December 31, 2024, the Plan recorded dividend income from Fortis Inc. common stock of $2,843, which is included in Dividends and interest income on the statement of changes in net assets available for benefits. The Plan did not hold any shares of Fortis Inc. common stock as of December 31, 2023 and there was no dividend income from Fortis Inc. common stock during the year ended December 31, 2023.
5. PLAN TERMINATION
Although it has not expressed any intention to do so, ITC has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.
6. FEDERAL INCOME TAX STATUS
The Plan adopted a prototype plan document sponsored by Fidelity on March 1, 2003. Fidelity received an opinion letter from the Internal Revenue Service (“IRS”), dated June 30, 2020, which states that the prototype document satisfies the applicable provisions of the Internal Revenue Code (“IRC”). The Plan itself has not received a determination letter from the IRS. However, the Plan’s management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income tax has been included in the Plan’s financial statements.
GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. As of December 31, 2024, the Plan had not taken any known uncertain tax positions.
The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years 2020 and earlier.

SUPPLEMENTAL SCHEDULE

ITC SAVINGS & INVESTMENT PLAN
Employer ID No: 81-0596181
Plan Number: 001

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2024

(a)	(b)	(c)	(d)	(e)
		Description of Investment, Including
	Identity of Issuer, Borrower,	Maturity Date, Rate of Interest
	Lessor, or Similar Party	Collateral, and Par or Maturity Value	Cost	Current
*	Fidelity Growth Co K6	Registered Investment Fund	**	$72,203,857
*	Fidelity Contrafund K6	Registered Investment Fund	**	43,080,609
*	Fidelity 500 Index	Registered Investment Fund	**	33,362,858
*	Fidelity Freedom IDX 2035 IPR	Registered Investment Fund	**	19,046,967
*	Fidelity International Index	Registered Investment Fund	**	18,613,277
*	Fidelity Freedom IDX 2045 IPR	Registered Investment Fund	**	17,902,714
	Vanguard Mid-Cap Value IDX ADM	Registered Investment Fund	**	17,228,063
*	Fidelity Freedom IDX 2040 IPR	Registered Investment Fund	**	13,985,097
*	Fidelity BrokerageLink	Self-Directed Brokerage Accounts	**	13,301,474
	Col Dividend Inc S	Registered Investment Fund	**	12,204,995
*	Fidelity Freedom IDX 2030 IPR	Registered Investment Fund	**	11,600,929
*	Fidelity Freedom IDX 2050 IPR	Registered Investment Fund	**	11,025,906
*	Fidelity Government Money Market	Registered Investment Fund	**	10,924,804
	Vanguard Mid-Cap Growth IDX ADM	Registered Investment Fund	**	10,809,303
	Vanguard Small-Cap Value Index INST	Registered Investment Fund	**	10,246,821
*	Fidelity Freedom IDX 2025 IPR	Registered Investment Fund	**	10,225,526
*	Fidelity US Bond IDX	Registered Investment Fund	**	9,594,177
*	Fidelity Mid-Cap IDX	Registered Investment Fund	**	6,911,239
*	Fidelity Freedom IDX 2055 IPR	Registered Investment Fund	**	6,558,914
	Baron Small-Cap INST	Registered Investment Fund	**	4,344,263
	Morley Stable Value	Common Collective Trust Fund	**	4,237,326
*	Fidelity Government Income	Registered Investment Fund	**	3,138,673
*	Fidelity Freedom IDX 2060 IPR	Registered Investment Fund	**	2,850,107
*	Fidelity Small-Cap IDX	Registered Investment Fund	**	2,710,391
*	Fidelity Freedom IDX 2020 IPR	Registered Investment Fund	**	2,700,783
*	Fidelity Freedom IDX Inc IPR	Registered Investment Fund	**	1,128,645
*	Fidelity Freedom IDX 2065 IPR	Registered Investment Fund	**	940,738
*	Fidelity Freedom IDX 2010 IPR	Registered Investment Fund	**	452,083
*	Fortis Inc Stock	Common Stock	**	371,645
*	Fidelity Freedom IDX 2015 IPR	Registered Investment Fund	**	233,318

*	Various Participants	Notes receivable from participants
		(maturing 2025 - 2034 at interest rates of 5.25% - 10.50%)		2,562,206
Total				$374,497,708
*	Party-in-interest.
**	Cost information is not required for participant-directed investments and, therefore, is not included.
See accompanying Independent Auditor’s Report.

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ITC Savings & Investment Plan

Date: June 17, 2025	By:	/s/ Matthew A. Dills
	Name:	Matthew A. Dills
	Title:	Vice President of Human Resources and Chief Human Resources Officer of ITC Holdings Corp.